UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                               Commission File Number __________


(Check One): |_| Form 10-K |X| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR



For Period Ended:                            December 31, 2005
                  --------------------------------------------------------------


|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR


For the Transition Period Ended:
                                ------------------------------------------------


         Read attached instruction sheet before preparing form. Please print or type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
                                                         -----------------------


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


                                     PART I
                             REGISTRANT INFORMATION


AES Gener S.A.
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Full Name of Registrant:


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Former Name if Applicable:


Mariano Sanchez Fontecilla 310, 3rd Floor
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Address of Principal Executive Office (Street and Number):


Santiago, Chile
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City, State and Zip Code:




                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      | 1.      The reasons described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |
      | 2.      The subject annual report, semi-annual report, transition report
      |         on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
      |         thereof, will be filed on or before the fifteenth calendar day
|_|   |         following the prescribed due date; or the subject quarterly
      |         report or transition report on Form 10-Q, or portion thereof,
      |         will be filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |
      | 3.      The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.


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


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On June 30, 2005 AES Gener S.A. (the Company) filed a Form 12b-25 notification of late filing for the Form 20-F for the period ended December 31, 2005.

The Registrant respectfully notifies the Securities and Exchange Commission that it requires additional time to complete its annual report on Form 20-F for the year ended December 31, 2005. The Company is currently finalizing an amendment to its Form 20-F for the fiscal year ended December 30, 2004 to restate its US GAAP statements of income and balance sheets for all periods presented, which originated from a review of accounting for deferred taxes as reflected in the Form 10-K/A for the year ended December 30, 2004 by its parent company, The AES Corporation. The Company is currently working with its independent auditors to complete review for both the amendment to its Form 20-F for the year ended December 31, 2004 and its Form 20-F for the year ended December 31, 2005.


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


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Laurie Kelly                                (562) 686-8925
     ---------------------                        --------------
     (Name)                                       (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 Yes |_| No |X|
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



AES Gener S.A.
--------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 17, 2006                       /s/ Fernando Escrich
                                          ------------------------------
                                          Name:  Fernando Escrich
                                          Title: Chief Financial Officer


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


         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).


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